August 12, 2002

Type:              RW

Sequence:      1

Description:    Request for Withdrawal

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:  H. Roger Schwall / Michael Pressman

Re:

Biomasse International, Inc.

Form SB-2 filed May 10, 2002

File No. 333-87980

Dear Mr. Schwall:

On behalf of Biomasse International, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form SB-2 (the “Form SB-2”) be withdrawn effective today, August 12, 2002.

Should you have any questions or require additional information regarding the foregoing, please contact our counsel, Christopher Auguste at Jenkens & Gilchrist Parker Chapin LLP at 212-704-6230 or the undersigned at 819-374-3131.

Sincerely,

Biomasse International, Inc.

/s/ Benoit Dufresne

By:

Benoit Dufresne

President

cc:

Christopher S. Auguste, Esq.